December 7, 2018

Darren Wells
Chief Financial Officer
GOODYEAR TIRE & RUBBER CO /OH/
200 Innovation Way
Akron, Ohio 44316-0001

       Re: GOODYEAR TIRE & RUBBER CO /OH/
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed February 8, 2018
           File No. 001-01927

Dear Mr. Wells:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction